EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
	(Thousands of dollars, except ratio amounts)

Income before income taxes	$105,708	$101,614	$201,121	$192,563
Share of undistributed losses from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	128	1,199	816	2,334
Amortization of capitalized interest	328	322	650	644
Interest expense	12,718	13,860	25,783	26,534
Interest portion of rental expense	1,326	722	1,726	1,391

Earnings	$120,208	$117,717	$230,096	$223,466

Interest	$13,659	$13,991	$26,925	$26,776
Interest portion of rental expense	1,326	722	1,726	1,391
Interest expense relating to guaranteed debt of 50%-or-less-owned affiliates	—	—	—	—

Fixed Charges	$14,985	$14,713	$28,651	$28,167

Ratio of Earnings to Fixed Charges	8.02	8.00	8.03	7.93